SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

NAME:	IQ Dow 10 Strategy Fund Inc.

ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):	c/o The Corporation Trust Incorporated 300 East Lombard Street Baltimore, Maryland 21202

TELEPHONE NUMBER (INCLUDING AREA CODE):	(212) 449-8118

NAME AND ADDRESS OF AGENT FOR SERVICE PROCESS:	The Corporation Trust Incorporated 300 East Lombard Street Baltimore, Maryland 21202

Copies to:
Allan J. Oster Vice President and Secretary IQ Investment Advisors LLC 4 World Financial Center, 5th Floor New York, NY 10080	Margery K. Neale, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069

Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

|X| Yes |_| No

SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the State of New York on the 20th day of August, 2004.

IQ DOW 10 STRATEGY FUND INC.

By:	/s/ Donald C. Burke Donald C. Burke Treasurer
Attest:	/s/ Allan J. Oster Allan J. Oster Secretary